                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                               (AMENDMENT NO. 4)*


                           LEVCOR INTERNATIONAL, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    698652302
      ---------------------------------------------------------------------
                                 (CUSIP Number)


                              EDWARD H. COHEN, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-8580
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 JANUARY 6, 2003
                    -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


          --------------------------------------------------                           ------------------------
          CUSIP NO. 698652302                                                          Page 2 of 5
          --------------------------------------------------                           ------------------------

--------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ROBERT A. LEVINSON
          ###-##-####
--------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
NUMBER OF                     7                SOLE VOTING POWER
SHARES                                         1,338,860
BENEFICIALLY     ---------------------------------------------------------------------------------------------
OWNED BY EACH                 8                SHARED VOTING POWER
REPORTING                                      0
PERSON           ---------------------------------------------------------------------------------------------
WITH                          9                SOLE DISPOSITIVE POWER
                                               1,338,860
                 ---------------------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,338,860
--------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]
--------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.6%
--------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------

          CUSIP NO. 698652302                                                          Page 3 of 5
--------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          SWENVEST CORPORATION
          13-303-0438
--------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
NUMBER OF                     7                SOLE VOTING POWER
SHARES                                         419,746
BENEFICIALLY                 ---------------------------------------------------------------------------------
OWNED BY EACH                 8                SHARED VOTING POWER
REPORTING                                      0
PERSON                       ---------------------------------------------------------------------------------
WITH                          9                SOLE DISPOSITIVE POWER
                                               419,746
                             ---------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                               0
---------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          419,746
--------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      [ ]
--------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 4 ("Amendment No. 4") is being filed as a joint statement by Robert A. Levinson and Swenvest Corporation, a New York corporation, with respect to the common stock, par value $0.01 per share, of Levcor International, Inc., a Delaware corporation, and amends the Schedule 13D filed on November 6, 1990 by Mr. Levinson, as amended by Amendment Nos. 1, 2 and 3 filed by Mr. Levinson on September 30, 1991, September 30, 1992 and August 5, 1999.

Item 1.  Security and Issuer

         Item 1 is hereby amended and restated as follows:

         Common Stock, par value $0.01 per share ("Company Common Stock"), of Levcor International, Inc. (the "Company").

         The Company's principal executive office is located at 462 Seventh Avenue, New York, NY 10018.

Item 2.  Identity and Background

         Item 2 is hereby amended and restated as follows:

         (a)-(c) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Robert A. Levinson and Swenvest Corporation, a New York corporation ("Swenvest" and collectively with Mr. Levinson, the "Reporting Persons"). Mr. Levinson and Swenvest are making this joint filing because, as a result of Mr. Levinson's position as president, sole director and sole stockholder of Swenvest, Mr. Levinson may be deemed to beneficially own all of the shares of Company Common Stock held by Swenvest.

         The business address of Mr. Levinson is c/o Levcor International, Inc., 462 Seventh Avenue, 20th Floor, New York, NY 10018. Mr. Levinson is principally employed as the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. The principal business of the Company is that of textile conversion. The principal business address of Swenvest is 462 Seventh Avenue, 20th Floor, New York, NY 10018. The principal business of Swenvest is making investments.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f)      Mr. Levinson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following:

         The Company and Carlyle Industries, Inc., a Delaware corporation ("Carlyle"), entered into an Agreement and Plan of Merger, dated as of May 24, 2002 (the "Merger Agreement"), whereby Carlyle was merged with and into the Company, with the Company continuing as the surviving corporation. The merger became effective on January 6, 2003 (the "Effective Date"), following the Annual Meeting of Stockholders of the Company and the Special Meeting of Stockholders of Carlyle held on December 31, 2002, at which meetings the requisite stockholder approvals were obtained.

         Pursuant to the Merger Agreement, the Certificate of Incorporation of the Company (the "Certificate of Incorporation") was amended to provide for the creation and issuance of a new class of preferred stock of the Company, designated as Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock").

         As a result of the merger, the common stock of Carlyle, par value $0.01 per share ("Carlyle Common Stock"), and the Series B preferred stock of Carlyle, par value $0.01 per share ("Carlyle Preferred Stock"), were canceled and converted into shares of stock of the Company. For every five shares of Carlyle Common Stock held immediately prior to the Effective Date, the holder of such shares received one share of Company Common Stock, and for each share of Carlyle Preferred Stock held immediately prior to the Effective Date, the holder of such shares received one share of Series A Preferred Stock. Fractional shares were rounded up to the nearest whole share.

         As a result of the merger, the (i) 2,672,423 shares of Carlyle Common Stock held by Mr. Levinson were converted into 534,485 shares of Company Common Stock, (ii) the options to purchase 276,000 shares of Carlyle Common Stock held by Mr. Levinson were converted into options to purchase 55,200 shares of Company Common Stock and (iii) 4,479,485 shares of Carlyle Preferred Stock held by Mr. Levinson were converted into 4,479,485 shares of Series A Preferred Stock.

         As a result of the merger, the 2,098,730 shares of Carlyle Common Stock held by Swenvest were converted into 419,746 shares of Company Common Stock.

Item 4.  Purpose of Transaction

         The first paragraph of Item 4 is hereby amended and restated as follows:

         The Company Common Stock described in Item 3, prior to the amendment effected by this Amendment No. 4, was acquired by the Reporting Persons for investment purposes. As a result of the merger, as described in Item 3 above, Mr. Levinson acquired additional shares of Company Common Stock and Swenvest acquired shares of Company Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated as follows:

         (a) As of the date hereof and based upon a total of 5,230,366 shares of Company Common Stock outstanding: (i) Mr. Levinson beneficially owns 1,338,860 shares of Company Common Stock, representing approximately 25.6% of the outstanding Company Common Stock, comprised of 498,693 shares of Company Common Stock held of record by Mr. Levinson; 419,746 shares of Company Common Stock held by Swenvest, as to which Mr. Levinson has sole voting and investment power; 15,000 shares of Company Common Stock held by three trusts for the benefit of Mr. Levinson's children, as to all of which trusts Mr. Levinson serves as co-trustee; and 105,200 shares of Company Common Stock which Mr. Levinson could acquire on or within 60 days after November 21, 2002 upon the exercise of stock options, and (ii) Swenvest beneficially owns 419,746 shares of Company Common Stock, representing approximately 8.2% of the outstanding Company Common Stock.

         (b) (i)  Mr. Levinson
                  ------------

                  Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote: 1,338,860

                  Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                  Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the disposition:
                  1,338,860

                  Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

             (ii) Swenvest:
                  ---------

                  Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote: 498,693

                  Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                  Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the sdisposition: 498,693

                  Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

         (c) See Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

         (1)      Joint Filing Statement

         (2) Agreement and Plan of Merger, dated as of May 24, 2002, between Levcor and Carlyle (incorporated herein by reference to Appendix A of the Company's Registration Statement on Form S-4 (SEC File No. 333-91074)).

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  February 18, 2003                /s/ Robert A. Levinson
                                        ---------------------------------------
                                        Robert A. Levinson



                                        SWENVEST CORPORATION
                                        ---------------------------------------

                                        By: /s/ Robert A. Levinson
                                        ---------------------------------------
                                            Robert A. Levinson
                                            President